FLORIDA PARISHES BANK
                        STATEMENT OF FINANCIAL CONDITION
                   AS OF MARCH 31, 1999 AND DECEMBER 31, 1998


                                                MARCH 31, 1999  December 31,1998
                                                --------------  ----------------
                                                  (Unaudited)
ASSETS
Cash and cash equivalents:
         Cash and non-interest earning
          deposits .............................  $    244,829     $    446,684
         Interest-earning deposits in other
          depository institutions ..............     2,948,759        1,904,021
                                                  ------------     ------------
            TOTAL CASH AND CASH EQUIVALENTS ....     3,193,588        2,350,705

Investment securities (Available for Sale) .....       992,994          992,994
Mortgage-backed securities (Held to Maturity) ..     2,694,433        2,924,100
Federal Home Loan Bank stock ...................       352,500          316,300

Loans receivable ...............................    37,289,157       35,032,552
         Less:
         Loans in process ......................      (594,318)        (737,569)
         Allowance for loan losses .............      (170,000)        (170,000)
         Net deferred loan costs ...............        44,371           26,689
                                                  ------------     ------------
                  Loans receivable, net ........    36,569,210       34,151,672

Accrued interest receivable ....................        75,277           64,139
Premises and equipment, net ....................       200,332          204,005
Prepaid expenses and other assets ..............       124,817           54,446
                                                  ------------     ------------
            TOTAL ASSETS .......................  $ 44,203,151     $ 41,058,361
                                                  ============     ============
LIABILITIES AND EQUITY
Deposits:
         Non-interest bearing demand ...........  $  1,033,438     $    709,739
         Interest bearing ......................    35,531,785       33,354,904
                                                  ------------     ------------
            Total Deposits .....................    36,565,223       34,064,643

Interest payable on deposits ...................        73,098           74,860
Advances from Federal Home Loan Bank ...........     3,800,000        3,200,000
Accrued expense and other liabilities ..........        71,142           94,106
Federal income tax payable .....................        38,371           48,771
Deferred income taxes ..........................         8,209            5,827
                                                  ------------     ------------
            TOTAL LIABILITIES ..................    40,556,043       37,488,207

EQUITY:
         Retained earnings .....................     3,651,732        3,574,778
         Accumulated other comprehensive
          income (loss) ........................        (4,624)          (4,624)
                                                  ------------     ------------
            TOTAL EQUITY .......................     3,647,108        3,570,154
                                                  ------------     ------------

            TOTAL LIABILITIES AND EQUITY .......  $ 44,203,151     $ 41,058,361
                                                  ============     ============

                              FLORIDA PARISHES BANK
                               STATEMENT OF INCOME
              Three Months Ended March 31, 1999 and March 31, 1998
                                   (Unaudited)

                                                  March 31, 1999  March 31, 1998
                                                    (Unaudited)    (Unaudited)
                                                    -----------    -----------
Interest Income:

         Mortgage loans & fees ..................... $644,904        $468,594
         Loans on deposits .........................    8,328           7,447
         Consumer loans ............................   15,706          15,504
         FHLB stock and other investment
          securities ...............................   17,322          18,710
         Mortgage-backed securities ................   44,503          69,092
         Demand deposits ...........................   31,211          50,085
                                                     --------        --------
                  TOTAL INTEREST INCOME ............  761,974         629,432

Interest Expense:
         Deposits ..................................  408,350         362,556
         Federal Home Loan Bank advances ...........   49,930           9,880
                                                     --------        --------
                  TOTAL INTEREST EXPENSE ...........  458,280         372,436

                        NET INTEREST INCOME ........  303,694         256,996

Provision for loan losses ..........................       --           5,764
                                                     --------        --------
                        NET INTEREST INCOME AFTER
                        PROVISION FOR LOAN LOSSES ..  303,694         251,232

Noninterest Income:
         Gain on foreclosed real estate sold .......      478              --
         Insurance commissions .....................      660             687
         Service charges on deposits ...............    1,551             222
         Other .....................................    4,250           2,001
                                                     --------        --------
                  TOTAL NONINTEREST INCOME .........    6,939           2,910


Noninterest Expense:
         Compensation and employee benefits ........  112,887          81,071
         Occupancy and equipment ...................   12,270           6,104
         Data processing ...........................   14,473          12,790
         Advertising ...............................    9,111           2,558
         Federal insurance expense .................    4,869           4,449
         Other .....................................   40,469          24,842
                                                     --------        --------
                  TOTAL NONINTEREST EXPENSE ........  194,079         131,814

                        INCOME BEFORE INCOME TAXES .  116,554         122,328

Income tax expense .................................   39,600          43,000
                                                     --------        --------
                  NET INCOME .......................   76,954          79,328

Other comprehensive income (loss):
         Unrealized gain(loss) on investment
         securities available for sale, net of
         ($0) deferred tax expense (benefit)........       --              --
                                                     --------        --------
                  COMPREHENSIVE INCOME ............. $ 76,954        $ 79,328
                                                     ========        ========

                              FLORIDA PARISHES BANK
                         STATEMENTS IN CHANGES IN EQUITY
                   Three months Ended March 31, 1999 and 1998

                                      ACCUMULATED
                                         OTHER
                                     COMPREHENSIVE
                                         INCOME         RETAINED        TOTAL
                                         (LOSS)         EARNINGS        EQUITY
                                          -----         --------        ------

Balance at December 31, 1997 .....     $       --      $3,338,631     $3,338,631

Net Income .......................             --          79,328         79,328
                                       ----------      ----------     ----------
Balance at March 31, 1998
 (Unaudited) .....................     $       --      $3,417,959     $3,417,959
                                       ==========      ==========     ==========





Balance at December 31, 1998 .....     $   (4,624)     $3,574,778     $3,570,154

Net Income .......................             --      $   76,954     $   76,954
                                       ----------      ----------     ----------
Balance at March 31, 1999
 (Unaudited) .....................     $   (4,624)     $3,651,732     $3,647,108
                                       ==========      ==========     ==========

                              FLORIDA PARISHES BANK
                             STATEMENT OF CASH FLOWS
                   Three months Ended March 31, 1999 and 1998

                                                              Three months ended
                                                          -----------------------------
                                                           March 31          March 31
                                                             1999              1998
                                                          (Unaudited)       (Unaudited)
                                                          -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income ...........................................   $    76,954       $    79,328
Adjustment to reconcile net income to net
cash provided by operating activities:
    Depreciation .....................................         7,387             2,407
    Provision for loan losses ........................            --             5,764
    Stock dividends on Federal Home Loan Bank Stock ..        (4,300)           (4,400)
    Premium amortization on mortgage-backed
    and other securities - net .......................         1,676             1,738
    Changes in Operating Assets and Liabilities:
       Accrued interest ..............................       (11,138)           (3,528)
       Prepaid expenses and other assets .............        (3,460)           (8,414)
       Interest payable on deposits ..................        (1,762)            6,862
       Accrued expenses and other liabilities ........       (20,582)           (8,080)
       Federal income tax payable ....................       (10,400)          (38,041)
       Deferred loan origination and commitment costs        (17,682)           (1,487)
                                                         -----------       -----------
    Total adjustments ................................       (60,261)          (47,179)

    Net Cash provided by operating activities ........        16,693            32,149

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net (increase) in loans receivable ...............    (2,399,856)       (2,489,330)
    Improvements to premises .........................                          (6,146)
    Purchase of equipment and/or software ............        (3,714)
    Principal payments from mortgage-backed securities       227,991           297,214
    Purchase of Federal Home Loan Bank Stock .........       (31,900)
                                                         -----------       -----------
    Net cash (used in) investing activities ..........    (2,207,479)       (2,198,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in deposits ..............     2,500,580          (223,226)
    Advances from Federal Home Loan Bank .............       600,000           950,000
    Deferred charges - stock .........................       (66,911)               --
                                                         -----------       -----------
    Net cash provided by financing activities ........     3,033,669           726,774

Net increase (decrease) in cash and cash equivalents..       842,883        (1,439,339)

Cash and cash equivalents - beginning of period ......     2,350,705         4,235,963
                                                         -----------       -----------
Cash and cash equivalents - end of period ............   $ 3,193,588       $ 2,796,624
                                                         ===========       ===========

                              FLORIDA PARISHES BANK
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)
              Three Months Ended March 31, 1999 and March 31, 1998

A: SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed by Florida Parishes Bank are in accordance with generally accepted accounting principles and conform to general practices within the savings and loan industry.

     The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Management believes that all normal recurring adjustments that are necessary for a fair presentation of interim period financial information have been reflected in these financial statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The profitability of Florida Parishes Bank ("Florida Parishes" or the "Bank") depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and Federal Home Loan Bank ("FHLB") advances. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Florida Parishes's profitability also is dependent, to a lesser extent, on the level of its noninterest income, provision for loan losses, noninterest expense and income taxes. During the periods reported herein, net interest income after provision for loan losses exceeded total noninterest expense. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expenses, deposit insurance premiums, and miscellaneous other expenses.

     The Bank's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond the Bank's control.

Changes in Financial Condition

     Total assets increased by $3.1 million or 7.7% from December 31, 1998 to March 31, 1999. The increase was primarily due to a $2.4 million or 7.1% increase in net loans receivable, primarily reflecting increases in residential and consumer loans. In addition, interest-earing deposits in other institutions increased by $1.0 million or 54.9% in the first quarter of 1999, as the Bank increased its liquidity. Because the Bank is not purchasing new mortgage-backed securities at this time, mortgage-backed securities continued to decline in the first quarter of 1999.

     Deposits increased by $2.5 million or 7.3% in the first quarter of 1999, and borrowings increased by $600,000 or 18.8% in the same period. The additional borrowings were needed to help fund the increase in total assets. Total equity increased by $77,000 from December 31, 1998 to March 31, 1999 due to net income for the first quarter of 1999.

Results of Operations

     Total interest income increased by $132,000 or 21.0% in the first quarter of 1999 from the comparable 1998 quarter, due to a $177,000 increase in interest on loans. The increased income on loans was due to significant increases in one-to four-family residential loans and consumer loans. Interest on mortgage-backed securities, investment securities and interest-earning deposits declined, primarily due to lower yields and, in the case of mortgage-backed securities, a lower average balance.

     Total interest expense increased by $86,000 or 23.0% in the first quarter of 1999 from the comparable 1998 quarter. Interest on deposits increased by $46,000 or 12.6% and interest on borrowings increased by $40,000 or over 400% in the first quarter of 1999. These increases were due to substantial increases in average deposits and borrowings, partially offset by declines in the average rates paid.

         Net interest income increased by $47,000 or 18.0% in the first quarter of 1999 from the comparable 1998 quarter, primarily due to an increase in net average interest-earning assets. The increase in net interest-earning assets was partially offset by a decrease in the average interest rate spread from 2.62% for the quarter ended March 31, 1998 to 2.43% for the quarter ended March 31, 1999.

     The Bank had $0 and $6,000 of provisions for loan losses for the quarters ended March 31, 1999 and 1998, respectively. The absence of a provision in the 1999 quarter was primarily due to a decrease in total non-accruing loans from $202,000 at December 31, 1998 to $103,000 at March 31, 1999. The $170,000 allowance for loan losses amounted to .46% of total loans and 165% of total non-accruing loans at March 31, 1999.

     Total noninterest income increased by $4,100 in the first quarter of 1999 from the comparable 1998 quarter, primarily due to increases of $2,300 in miscellaneous income and $1,300 in service charges. The increase in miscellaneous income was primarily due to fees for returned checks, stop payment charges and ATM fees. The higher service charges on deposits was primarily due to an increase in transaction accounts.

     Total noninterest expense increased by $62,000 or 47.2% in the first quarter of 1999 from the comparable 1998 quarter, as each category of noninterest expense increased. The largest increases were in compensation ($32,000 or 39.2%), miscellaneous expenses ($15,000 or 57.4%) and advertising ($6,600 or 256.2%). The increase in compensation was primarily due to an increase in employees from eight at March 31, 1998 to 12 at March 31, 1999, which reflected the hiring of a compliance officer and a loan officer. The largest increase in miscellaneous expenses were legal and accounting fees, telephone and postage costs, and stationery, printing and office supplies. The significant increase in advertising expense was due to advertising of the Bank's name change, ATM and checkcard services, and other new products.

     Pre-tax income decreased by $5,800 or 4.7% in the March 31, 1999 quarter from the comparable 1998 quarter, as the higher noninterest expense offset increases in net interest income and noninterest income. The decrease in tax expense primarily reflected the decrease in pre-tax income.

     Net income decreased by $2,600 or 3.3% in the March 31, 1999 quarter from the comparable 1998 quarter.

Liquidity and Capital Resources

     Florida Parishes's is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current Office of Thrift Supervision ("OTS") regulations require that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At March 31, 1999, Florida Parishes's liquidity was in excess of the minimum OTS requirement.

     Cash was generated by Florida Parishes's operating activities during the first quarter of 1999 and 1998 primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of increases or decreases in various receivable and payable accounts. The primary investing activities of Florida Parishes are the origination of loans. Investing activities used net cash in the first quarter of 1999 and 1998 primarily due to increases in the net loan portfolio. The primary financing activity consists of deposits and FHLB advances. Financing activities provided net cash in the first quarter of both 1999 and 1998 due to an increase in deposits and FHLB advances. Total cash and cash equivalents increased by $843,000 in the first quarter of 1999 and decreased by $1.4 million in the first quarter of 1998. Total cash and cash equivalents amounted to $3.2 million at March 31, 1999.

     Florida Parishes believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in a changing interest rate environment. If Florida Parishes requires funds beyond its internal funding capabilities, advances from FHLB of Dallas are available as an additional source of funds.

     Florida Parishes is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At March 31, 1999, Florida Parishes exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 8.26%, 8.26% and 18.62%, respectively.

Impact of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Florida Parishes's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Florida Parishes's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

The Year 2000

     General. The Year 2000 issue confronting us, as well as our suppliers, customers, customer's suppliers and competitors, centers on the inability of many computer systems to recognize the Year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000 unless they are corrected or replaced.

     Like most financial service providers, we may be significantly affected by the Year 2000 issue due to our dependence on technology and date-sensitive data. Computer software, hardware and other equipment, both within and outside the Bank's direct control and third parties with whom the Bank electronically or operationally interfaces are likely to be affected. If computer systems are not modified in order to be able to identify the Year 2000, many computer applications could fail or create erroneous results. In this event, calculations which rely on date field information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated.

     In accordance with federal regulatory pronouncements, the Bank's Year 2000 plan addressed issues involving awareness, assessment, renovation, validation, implementation and contingency planning . These phases are discussed below.

     Awareness and Assessment. The Bank has a Year 2000 team, consisting of the President, an Assistant Vice President and the Compliance Officer, which is responsible for addressing Year 2000 issues. The Year 2000 team periodically reports to the Board of Directors its actions and findings.

     Management has conducted as assessment of all software, hardware, environmental systems and other computer-controlled systems. In addition, management has identified and developed an inventory of all technological components and vendors. Three service providers were identified as "mission critical", where the failure to become Year 2000 compliant in a timely manner could cause major operational risks or disruptions.

     Renovation Phase Has Been Completed. The Bank has upgraded its in-house hardware and software that was mission critical or had applications with date sensitive areas. The Bank's data processing and items processing are handled by two independent third party data centers, and both centers have indicated that they completed their renovation process. In addition, the software used with the FHLB of Dallas was replaced.

     The Bank's Validation or Testing Phase Has Been Completed. During 1998, the Bank tested its loan origination, loan servicing, savings deposits, savings withdrawal and general ledger activities for Year 2000 compliance. All teller terminals and general ledger posting terminals were tested, and different tests were conducted with the Bank's service providers and software vendors. The Bank's service providers and software vendors were examined by the Federal Financial Institutions Examination Council, which consists of federal banking agencies, for Year 2000 compliance. However, neither the council nor its member agencies certify the Year 2000 readiness of any service provider or vendor. The Bank explored during 1998 the steps involved in switching its data processing and items processing to different service providers in the event its current providers were unable to become Year 2000 compliant in a timely manner. Based on the results of the testing, the Bank does not believe that a switch to new service providers will be necessary.

     Implementation Phase Has Been Completed. Additional testing was conducted in the first quarter of 1999, and the implementation phase has now been completed. All in-house hardware and software that is critical and date sensitive is Year 2000 compliant. In-house software that is not compliant will be used only for word processing and not for date sensitive applications.

     Contingency Planning. The Bank has adopted contingency plans in the event that one or more of its internal or external computer systems fails to operate on or after January 1, 2000. In a worst case scenario, the Bank would need to post accounts and general ledger entries manually, which was last done in the 1970's. Management has discusses a manual posting system with its independent auditors. This system still needs to be set up and tested. Testing of the Bank's business resumption plan is scheduled to be completed by June 30, 1999.

     The Bank has obtained a $500,000 Year 2000 line of credit from the FHLB of Dallas that can be used for liquidity purposes if other sources of funds are not available when needed. This line of credit was obtained in anticipation of higher than normal savings withdrawals in late 1999. The Bank can also obtain short-term FHLB advances if necessary.

     Risks. If one or more internal or external computer systems fail to operate properly on or after January 1, 2000, the Bank may be unable to process transactions, prepare statements or engage in similar normal business activities. If all transactions were required to be handled manually due to computer or other failures, we would need to hire additional personnel which could significantly increase our expenses.

     In the event any of our local utility companies were unable to provide electricity or other needed services, our operations would be disrupted. We are unable to provide any assurances as to the Year 2000 readiness of the utility companies. In addition, while we believe the testing described below was done in accordance with applicable regulatory guidelines, we are unable to provide any assurances that the testing took into account all problems that may develop on or after January 1, 2000.

     We believe we have taken appropriate steps with respect to matters that are within our control in order to become ready for the Year 2000 in a timely manner. Based on the steps taken to date, including testing and other documentation, management believes that its three mission critical service providers are Year 2000 compliant and that issues related to the Year 2000 will not have a material adverse effect on FPB Financial's liquidity, capital resources or consolidated results of operations. However, we are unable to provide any assurance that we have foreseen all problems that may develop on or after January 1, 2000 or that we have taken all actions that may be considered necessary in hindsight. In addition, the readiness of all third parties, including customers and suppliers, is inherently uncertain and cannot be guaranteed by us. While our outside service providers have shared with us their testing results, the findings of examination of them by regulatory authorities and their responses to such examinations, none of the service providers have provided us with enforceable assurances. One of the mission critical service providers has indicated in writing that they are not making any express or implied representation or warranty as to their Year 2000 readiness.

     Costs. The Bank currently estimates the total cost of becoming Year 2000 compliant to be less than $15,000 of which approximately $6,000 has been incurred as of March 31, 1999.

     Status of Borrowers and Other Customers. The Bank's customer base consists primarily of individuals who use the Bank's services for personal, household or consumer uses. Management believed these customers are not likely to individually pose material Year 2000 risks directly. It is not possible at this time to gauge the indirect risks which could be faced if the employers of these customers encounter unresolved Year 2000 issues. Most of the Bank's loans are residential or consumer in nature. The Bank had 11 commercial real estate loans at December 31, 1998 with an average balance of $59,000 at that date. Management determined that the risk of these borrowers adversely impacting the Bank was not material. As a result, the Bank has not contacted its customers or borrowers to determine the status of their readiness for the Year 2000.

     For new commercial real estate loans, the Bank is requiring the borrower to represent that it expects to become Year 2000 compliant in a timely manner and that it will promptly notify the Bank if the borrower or any of its material vendors or suppliers will not achieve compliance timely, in each case excluding any noncompliance that would not have a material adverse effect on the borrower's financial condition. The Bank believed these representations will assist management in monitoring the status of new commercial borrowers.